SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------


                                  SCHEDULE 13G
                                 (RULE 13d-102)



                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULES 13d-1(b) AND (c) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             (AMENDMENT NO.     )(1)




                           MILITARY RESALE GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    599788106
                                 (CUSIP Number)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP NO. 599788106                    13G                     PAGE 2 OF 7 PAGES


=============== ================================================================
       1        NAME OF REPORTING PERSON
                ----------------------------------------------------------------
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                (ENTITIES ONLY)

                             Edward T. Whelan

--------------- ----------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) |_|
                                                       (b) |_|

--------------- ----------------------------------------------------------------
       3        SEC USE ONLY
--------------- ----------------------------------------------------------------
       4        CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
--------------- ----- ----------------------------------------------------------
                   5   SOLE VOTING POWER
                             2,039,071(1)
    NUMBER OF    ----- ---------------------------------------------------------
     SHARES        6   SHARED VOTING POWER
  BENEFICIALLY               499,999(2)
    OWNED BY     ----- ---------------------------------------------------------
      EACH         7   SOLE DISPOSITIVE POWER
    REPORTING                2,039,071(1)
   PERSON WITH   ----- ---------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER
                             499,999(2)
--------------- ----------------------------------------------------------------
        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             2,539,070(1)(2)
--------------- ----------------------------------------------------------------
       10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*                                                      |_|

--------------- ----------------------------------------------------------------
       11       PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW 9
                             23.9%
--------------- ----------------------------------------------------------------
       12       TYPE OF REPORTING PERSON

                             IN

=============== ================================================================

(1) Includes 220,000 shares owned directly by Mr. Whelan, 664,058 shares owned of record by Grace Holdings, Inc., of which Mr. Whelan is President, 755,013 shares beneficially owned by Atlantic Investment Trust, the beneficiaries of which are members of Mr. Whelan's family and 400,000 shares owned of record by Shannon Investments, Inc., which is controlled by Mr. Whelan.

(2) Includes 499,999 shares owned of record by Xcel Associates, Inc., of which Mr. Whelan is a principal shareholder.

CUSIP NO. 599788106                    13G                     PAGE 3 OF 7 PAGES


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).        NAME OF ISSUER:

         Military Resale Group, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         2180 Executive Circle, Colorado Springs, CO 08906


ITEM 2(A).        NAME OF PERSON FILING:

         Edward T. Whelan


ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         135 First Street
         Keyport, New Jersey 07735


ITEM 2(C).        CITIZENSHIP:

         United States of America


ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

         Common Stock


ITEM 2(E).        CUSIP NUMBER:

         599788106

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CUSIP NO. 599788106                    13G                     PAGE 4 OF 7 PAGES


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) CHECK WHETHER THE PERSON FILLING IS A:

         Not applicable.


ITEM 4.           OWNERSHIP.

         If the percent of the class owned as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount beneficially owned:

                           2,539,070

         (b)      Percent of class:

                           23.9%

         (c)      Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote    2,039,071
                                                                       ---------

                   (ii)    Shared power to vote or to direct the vote    499,999
                                                                         -------

                  (iii)    Sole power to dispose or to direct the
                           disposition of                              2,039,071
                                                                       ---------

                   (iv)    Shared power to dispose or to direct the
                           disposition of                                499,999
                                                                         -------


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following.
                                    |-|


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         Not applicable.
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CUSIP NO. 599788106                    13G                     PAGE 5 OF 7 PAGES


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


ITEM 10. CERTIFICATION.

         Not applicable.

CUSIP NO. 599788106                    13G                     PAGE 6 OF 7 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             AUGUST 28, 2002
                                             -----------------------------------
                                             Date


                                             /s/ EDWARD T. WHELAN
                                             -----------------------------------
                                             Signature

                                             EDWARD T. WHELAN
                                             -----------------------------------
                                             Name/Title